Mail Stop 0407

      								March 8, 2005

Via U.S. Mail and Fax (650-579-3606)
Mr. Vincent Yong Yan
President and Chief Executive Officer
Opta Corporation
1350 Old Bayshore Highway, Suite 740
Burlingame, CA 94010

	RE:	Opta Corporation
      Form 10-K for the fiscal year ended June 30, 2004
		Filed February 18, 2005


Dear Mr. Yan:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that the company has not filed quarterly reports since the third quarter of 2002. Although we note the company`s previous disclosure its Form 12b-25 dated November 12, 2002 regarding its inability to file, please note that your failure to file since the third quarter of 2002 is a violation of Section 13(a) of the Securities Exchange Act of 1934 and Rule 13a-13 for each quarterly report that you have failed to file. Please advise when the company will resume filing quarterly reports in compliance with its obligations under the Exchange Act.

Form 10-K for the year ending June 30, 2004

Note 1 - Business and Background

	Delays in Reporting, page F-10

2. We note the Company may be eligible for an additional $3.5 million in conjunction with the settlement with your former auditors.
Please
tell us how you may be entitled to such funds.

Note 4 - Acquisitions and Dispositions - Majority Owned
Subsidiaries

	Opta Systems, LLC dba GoVideo, page F-22

3. With regard to your determination that your trademarks have an "infinite" life, tell us in detail how these assets meet the criteria for "indefinite-life assets" based on the factors outlined under paragraph 11 of SFAS 142.

Note 16 - Commitments and Contingencies

Litigation, page F-31

4. Tell us and disclose the reasons why you did not record the $4,000,000 promissory note from LIH.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. Vincent Yong Yan
Opta Corporation
March 8, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE